Exhibit 17.1

December 31, 2010

Dear Mr. Shelton:

On behalf of Reach Messaging Holdings, Inc. ("Reach"), I wish to convey our appreciation for your decision to join the Board of Directors of Reach. We are very excited about our growth opportunities, and are pleased that you have decided to help us reach our objectives.

According to its bylaws, the business and affairs of Reach shall be managed by or under the direction of the Board of Directors. Our bylaws also state that Directors shall be elected annually and shall hold office until the next annual meeting. The Company currently has a Director's and Officer's Liability insurance policy (a copy of which has been forwarded to you). The Articles o Incorporation for the Company include Director indemnification terms (this provision of the Articles has also been forwarded to you).

The Board of Directors will meet on a regular basis, approximately four times each year, in addition to the Annual Meeting. Special meetings may be called periodically by the Chairman o1 the Board or the President and CEO of Reach. Shane Gau.

Your compensation as a director will be 1,000,000 Shares of Reach Common Stock per year, payable quarterly in advance. You shall also be eligible for reimbursement for reasonabl and customary food, travel and lodging expenses incurred by you in connection with your service as a member of the Board.

Notwithstanding the foregoing, in the event of the termination of your service as a result o a change in control of Reach, the Shares shall vest according to the following schedule: (i) if th termination occurs on or before the one year anniversary of your joining the Board, an addition 250,000 shares shall be paid, and (ii) if the termination occurs during the 12 months immediatel following the one year anniversary of your joining the Board, an additional 500,000 Shares shal be paid.

We are truly excited about the prospect of your joining our Board. I am confident that your work will prove instrumental in helping us build a world-class company. Please confirm your acceptance by executing the enclosed copies of this letter and the enclosed Confidentiality Agreement, retaining one of each for your records, and returning one copy of each to Reach, attention Shane Gau, in the envelope provided. As always, please feel free to contact me shou you wish to discuss any aspect of your service on Reach's Board of Directors.

Sincerely,

/s/ Shane Gau
Shane Gau
Chairman

Accepted:

/s/ Bob Shelton

[Bob Shelton]

Date: January 01, 2011